UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPHERE 3D CORP.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

84841L308
(CUSIP Number)

Justin C. Ouimet

2700 North Berkeley Lake Road, Suite 200

Duluth, GA 30096

Tel: 561.386.7758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84841L308

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROK Consulting, Inc. IRS Identification Nos.: 27-3496577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.78% based on 5,527,405 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement relates to common shares with no par value, of SPHERE 3D Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Canada M3C 1W3. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2. Identity and Background

(a)	Name: Justin C. Ouimet

(b)	Residence or business address: 2700 North Berkeley Lake Road, Suite 200, Duluth, GA 30096.

(c)	Principal Occupation or Employment: CEO of ROK Consulting, Inc.

(d)	During the last five years Justin C. Ouimet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Justin C. Ouimet was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Justin C. Ouimet is a citizen of United States of America.

Item 3. Source and Amount of Funds or Other Considerations

On April 24, 2020, we entered into a consulting agreement (the “ROK Consulting Agreement”) with ROK Consulting Inc. (“ROK”) to provide consulting services to us in the area of corporate finance, investor communications and financial and investor public relations. As compensation for ROK’s services to be provided pursuant to the Consulting Agreement, in addition to cash compensation, we have agreed to issue to ROK 375,000 shares of our common stock. 150,000 of such shares were due at signing of the Consulting Agreement, while the remaining 225,000 shares are to be issued upon the completion of the three-month term of the Consulting Agreement. On June 19, 2020, the Company issued 150,000 common shares of the Company with a fair value of $360,000 to ROK per the terms of the ROK Consulting Agreement.

Item 4. Purpose of Transaction

Justin C. Ouimet acquired the common shares of the Company for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Justin C. Ouimet has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material changes in the present capitalization or dividend policy of the issuer.

(f) Any other material changes in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common shares of the Issuer beneficially owned by Justin C. Ouimet is 375,000 common shares, or approximately 6.78% of the Issuer, based on 5,527,405 common shares outstanding as of the Issuers most recently available filing with the OTC Markets on June 19, 2020.

Justin C. Ouimet has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 375,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Justin C. Ouimet has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Justin C. Ouimet, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 375,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2020	/s/Justin C. Ouimet
Name: Justin C. Ouimet

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).